

Mail Stop 3030

January 25, 2018

Via E-mail
Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA 93012-8790

  **Re: Semtech Corporation
    Form 10-K for the Fiscal Year Ended January 29, 2017
    Filed March 23, 2017
    Form 8-K filed November 29, 2017
    File No. 001-06395**

Dear Mr. Chukwu:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

1. You present the measures Sources of Cash and Uses of Cash but do not clearly identify them as non-GAAP. Further, your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentation in future filings to fully comply with Item 10(e) of Regulation S-K. This comment also applies to similar presentations made in your fiscal 2018 Forms 10-Q.

Item 8. Financial Statements and Supplementary Data

Note 11: Share-Based Compensation

Warrant, page 99

2.   Please explain to us why you are accounting for the warrants issued to Comcast during fiscal 2017 as equity and offsetting the cost of the warrants to net sales over the respective performance period. Within your discussion, explain to us how you determined the cost at each reporting period and the measurement date. Cite the authoritative accounting literature upon which you are relying and how you applied it to your situation.

Form 8-K filed November 29, 2017

Exhibit 99.1

3.   You disclose non-GAAP measures including but not limited to revenues/net sales, percentage change in non-GAAP net sales, gross margin percentage, selling, general and administrative expenses, research and development expenses, and operating margin but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.

4.   For your fourth quarter of fiscal year 2018 outlook you present forward looking non-GAAP measures for net sales, gross margin, selling, general and administrative expenses, research and development expenses, and interest and other expenses without providing the reconciliation of the amount to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

5.   We note your non-GAAP measures and changes based on non-GAAP measures, such as non-GAAP net sales and non-GAAP gross profit, exclude the effects of the fair value of warrants issued to Comcast. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting your measures that exclude the non-cash sales incentives provided to Comcast. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery